Filed by Wachovia Corporation pursuant to

Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to

Rule 14a-6(b) under the Securities Exchange

Act of 1934, as amended

Subject Company:

Golden West Financial Corporation

Commission File No.: 1-4629

Date: August 15, 2006

This filing may contain certain forward-looking statements with respect to each of Wachovia Corporation (“Wachovia”) and Golden West Financial Corporation (“Golden West”) and the combined company following the proposed merger between Wachovia and Golden West (the “Merger”), as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger, (ii) statements relating to the benefits of the merger between Wachovia and Westcorp and Wachovia’s related acquisition of WFS Financial Inc (“WFS Financial”), a subsidiary of Westcorp, completed on March 1, 2006 (the “Westcorp Transaction”), including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Westcorp Transaction, (iii) statements regarding certain of Wachovia’s and/or Golden West’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and/or Golden West in connection with the Merger or the businesses of Wachovia, Westcorp and WFS Financial in connection with the Westcorp Transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Merger or the Westcorp Transaction may not be fully realized or realized within the expected time frame; (3) revenues following the Merger or the Westcorp Transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger or the Westcorp Transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of Wachovia’s and/or Golden West’s shareholders to approve the Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or Golden West conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or Golden West’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and Golden West’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and Golden West’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed Merger or other matters and attributable to Wachovia or Golden West or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and Golden West do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed Merger will be submitted to Wachovia’s and Golden West’s shareholders for their consideration. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed Merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Wachovia and Golden West, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports - SEC Filings”. Copies of the definitive joint proxy statement/prospectus and the SEC filings incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Golden West, Attn: Investor Relations Department, 1901 Harrison Street, Oakland, CA 94612, (510) 445-3420.

THE FOLLOWING IS A MEMO CIRCULATED TO WACHOVIA AND GOLDEN WEST EMPLOYEES

This memo is intended for employee and leaders of Golden West and Wachovia

DATE:	Aug. 15, 2006
TO:	Wachovia Leaders
FROM:	Jim Judd and Bob McGee, co-heads of Merger Integration
RE:	Golden West Merger Integration Update

Almost three months ago Wachovia announced plans to buy Golden West. Since that time, a number of significant activities have occurred, so we would like to take this opportunity to provide an update. If the conversion and integration goes as well as the initial planning stages have gone, we are certain our company, customers and shareholders will be pleased.

Recent News

Exciting news that has a bearing on the overall strategy of the combined companies is the naming of Oakland as the Western headquarters for the General Bank and the naming of the Western and Central leadership structure. If you missed these announcements, please click on the links below to access.

Business Unit Reviews

During the past month, key leaders from both organizations met in Charlotte, Oakland, San Antonio and San Leandro to discuss the similarities and differences of each business. It has become clear throughout these sessions that our focus remains squarely on the customer and the methodical process of integrating the products and services that have made Golden West successful, with a proven delivery model that has made Wachovia a leader in the financial services industry.

MPO Report-Outs

Already, a number of key groups including Mortgage and Retail have presented their initial findings to the Merger Project Office (MPO). While there is still work to do before the final go-to model is established, it is clear that a foundation is being built on a number of revenue and cross-sell opportunities that exist for the combined organization. For example, we are already capitalizing on expansion of a long-standing broker relationship in which Wachovia originates mortgage loans for World.

Re-Due Diligence

In the next 30-60 days, we will perform the vital task of re-due diligence. This will be an opportunity to revisit various matters that we identified during the due diligence period before the transaction was announced in May. While we were optimistic about what we found then, we anticipate finding even greater revenue opportunities during this process. Once that is complete, we will get a clearer picture about what the combined company will look like in a process known as Target Environment Design (TED). Complete details of each of the exercises will be communicated at the appropriate time.

Consummation and Shareholder Approval

As we near consummation of our proposed merger, you should expect to hear more about the process and the events concerning this milestone. As more details become available, we will communicate them to you.

We still have a few more hurdles to clear and know that you will play a valuable role in ensuring we remain focused on our customers, employees and shareholders. On Aug. 31, shareholders will vote on the transaction, and we still anticipate a fourth quarter consummation date pending shareholder and regulatory approval.

Upcoming Communications

We understand that you and your employees still have a number of questions that remain unanswered. Please know that we are committed to providing you with a framework of what our combined company will look like, conversion timelines and HR-related issues as soon as we have those answers. Our current process is helping to determine outcomes of all that work.

Post consummation, we will provide consistent updates on organization activities through Wachovia’s communications channels that World employees will have access to on a regular basis.

Thanks again for your commitment to making this a successful process. If at any time you have questions or concerns, please let us know.

The proposed merger between Wachovia and Golden West will be submitted to Wachovia’s and Golden West’s shareholders for their consideration. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed merger and any other relevant documents filed with the SEC because they contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and Golden West, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) and at Golden West’s website (http://www.gdw.com).

See also these press releases:

General Bank Leadership announcement

http://www.wachovia.com/inside/page/printer/0,,134_307_348_1270_9029^1381,00.html

Oakland Headquarters press release

http://www.wachovia.com/inside/page/0,,134_307_348_1270_9029^1373,00.html